Issuer Free Writing Prospectus
Filed Pursuant to Rule 433(f)
Registration Number 333-154975
August 18, 2009
TNP STRATEGIC RETAIL TRUST, INC.
     On August 12, 2009, CoStar Group, a commercial real estate information company, published an article that included information concerning TNP Strategic Retail Trust, Inc. (which we refer to as “TNP Strategic Retail Trust” and, together with its subsidiaries, “we”, “our”, and “us”), the full text of which is reproduced below.
Clarifications and Corrections
     The article published by CoStar Group was not prepared by us or reviewed by us prior to its publication, nor were we aware of the publication of the article prior to August 13, 2009. With the exception of the quotations attributed directly to Mr. Anthony W. Thompson in the article, the article represents the author’s opinion, which is not endorsed or adopted by us.
     We believe that the following information is appropriate to clarify or correct the information included in the article:
          1. With respect to the statement in the first paragraph of the article that “[e]ight months after filing its registration statement, Irvine, CA-based Thompson National Properties has received the green light from the U.S. Securities Exchange Commission to launch TNP Strategic Retail Trust, a public, non-traded REIT,” we note that on August 7, 2009, the U.S. Securities Exchange Commission (the “SEC”) declared effective the registration statement on Form S-11 for TNP Strategic Retail Trust. Neither the SEC nor any other regulatory body has approved or disapproved of the securities offered by the prospectus included in our registration statement (the “prospectus”) or determined if the prospectus is truthful or complete. Additionally, we intend to qualify as a real estate investment trust, or REIT, for federal income tax purposes commencing with the taxable year in which we satisfy the minimum offering requirements in our initial public offering (the “offering”). We have not yet satisfied the minimum offering requirement in our offering.
          2. The statement in the second paragraph of the article that “an additional $100 million in stock is being offered to Thompson’s current stockholders at $9.50 per share,” is not accurate. We are offering $100 million in shares of common stock to our stockholders pursuant to a distribution reinvestment plan at a price of $9.50 per share.
          3. With respect to the references to Thompson National Properties, LLC having been founded and launched in April 2008 in the third and fifth paragraphs in the article, we note that Thompson National Properties, LLC was formed in February 2008 and commenced operations in April 2008.
          4. The statement in the sixth paragraph of the article that “the REIT estimates it would have about $860 million to spend on commercial real estate investments, after fees and reimbursements associated with the offering are paid (primarily to affiliates of Thompson National),” is not endorsed or adopted by us in any manner. Because we have not raised any proceeds in our offering and have not acquired any assets, it would be highly speculative to estimate the net proceeds to be received by us from the sale of shares in our offering, which cannot be determined at this time. Please read the “Use of Proceeds” section of the prospectus for more information concerning estimated amounts available for investment in our offering.
          5. With respect to the statement in the tenth paragraph of the article that states “[a]dditionally, TNP estimates that by 2020, the population in these markets will grow another 22% from current 2008 figures,” we note that the 2008 figures are as of October 2008 and the projected population growth is based on estimates provided by independent third parties.
          6. With respect to the statement in the twelfth paragraph of the article that “...Thompson expects that about 80% of TNP’s acquisitions will be core (existing centers with at least 80% occupancy and minimal near-term lease rollover), with about 20% of acquisitions comprised of value-add repositioning projects,” we note that this allocation is with respect to investments in retail properties only. As disclosed in the prospectus, by the completion of our offering stage, we expect that with respect to our overall portfolio allocation, approximately 70% of our portfolio will consist of retail properties and that 30% of our portfolio will consist of real estate-related assets.
          7. The statement in the twelfth paragraph of the article that “[w]e will build a very strong foundation of long-term high quality, grocery-anchored properties that will provide a steady stream of cash flow and FFO to our REIT and in turn pass that through to share holders,” and the statement in paragraph 17 of the article that “Thompson said TNP Strategic Retail is expecting to close on its first retail property within the next 60 to 90 days” are both forward-looking statements. As with any forward-looking statements, these statements and any other forward-looking statements in the article are subject to risks and uncertainties that could cause the actual results to differ materially from those stated. Please read the section of our prospectus entitled “Cautionary Note Regarding Forward-Looking Statements.”
     CoStart Group is a provider of financial data and news and is in the business of, among other things, publishing written communications. CoStar Group is wholly unaffiliated with TNP Strategic Retail Trust and its affiliates, including Thompson National Properties, LLC, and neither TNP Strategic Retail Trust nor any of its affiliates made any payment or gave any consideration to CoStar Group in connection with the publication of the following article.

CoStar Group Real Estate Information	News: National
August 12, 2009

Written by Sasha M Pardy (spardy@costar.com)
Thompson National Properties and NRDC Moving Forward as Retail REITs
TNP Strategic Retail Trust Launches Retail REIT IPO; NRDC Acquisition Corp. Converting to Retail REIT
Eight months after filing its registration statement, Irvine, CA-based Thompson National Properties has received a green light from the U.S. Securities and Exchange Commission to launch TNP Strategic Retail Trust, a public, non-traded retail REIT.
TNP is offering $1 billion in common stock to the public at $10 per share, while an additional $100 million in stock is being offered to Thompson’s current stockholders at $9.50 per share.
TNP Strategic Retail Trust is the brainchild of Tony Thompson, chairman and CEO of Thompson National Properties. Thompson founded Thompson National Properties in April 2008 as a firm that brings together foreign, domestic and institutional entities to invest in a variety of commercial properties and provide asset management services.
In the IPO press release, Thompson said that this is the fifth public REIT he has sponsored since 1999. In 1998, he founded Triple Net Properties with four employees and served as its chairman and CEO until October 2006, when he was elected chairman of the board of NNN Realty Advisors. These companies raised nearly $3 billion in equity, primarily through 1031 tenant-in-common programs. In December 2007, NNN merged with Grubb & Ellis, where Thompson became chairman of the board.
Soon after, he left to start Thompson National, which launched in April 2008. By the end of 2008, this company had sponsored two private real estate funds that raised $9.3 million from 71 investors and spent about $40 million to acquire six non-retail properties. Through its own private activities in addition to these funds, Thompson National has amassed a portfolio of 73 commercial properties totaling more than 10.8 million square feet under management.
If TNP Strategic Retail is successful in raising $1 billion, the REIT estimates it would have about $860 million to spend on commercial real estate investments, after fees and reimbursements associated with the offering are paid (primarily to affiliates of Thompson National.)
TNP Strategic Retail’s plan as a retail REIT is to invest, as either a full ownership or joint venture capacity, in neighborhood, community and lifestyle shopping centers, as well as freestanding, single-tenant retail properties. Additionally, the REIT plans to invest in other real estate related assets, such as acquiring or originating mortgages and mezzanine debt; pooled investments (CMBS, CDO, etc); and common and preferred equity investments in other REITs or real estate companies.
“I haven’t seen such opportunity in the retail space in a very long time,” Thompson said.
The company plans to funnel substantially all its funds into properties within the western United States. Specifically, TNP’s focus is on acquiring retail property in the residential areas of the larger metro markets, including Los Angeles and Orange Counties, San Francisco, Oakland, and San Diego in California; Denver, Portland, Austin, TX; Dallas, Houston, San Antonio, Phoenix and Scottsdale, AZ; Las Vegas, Salt Lake City, Seattle and Albuquerque, NM.
Commenting on this geographic strategy in the prospectus, TNP stated, “Growth in per capita disposable

CONTINUED: Thompson National Properties and NRDC Moving Forward as Retail REITs
income in the Rocky Mountain and Southwest Region has consistently outpaced the national average since 1970. The Western U.S. has outperformed the national average in terms of retail sales per square foot since 1996 and has also outperformed the national average in terms of increases in commercial property prices since 2000.” Additionally, TNP estimates that by 2020, the population in these markets will grow another 22% from current 2008 figures.
Thompson’s confidence in the western U.S. is one of the primary reasons he believes TNP Strategic Retail is launching at the right time. “We believe that the Western U.S. will ultimately lead the U.S. consumer in retail sales and home purchases and lead the U.S. out of recession sometime in mid 2010,” Thompson told CoStar Advisor.
On the REIT’s investment focus, Thompson expects about 80% of TNP’s acquisitions will be core (existing centers with at least 80% occupancy and minimal near-term lease rollover), with about 20% of acquisitions comprised of value-add repositioning projects. “We will build a very strong foundation of long-term, high quality, grocery-anchored properties that will provide a steady stream of cash flow and FFO to our REIT and in turn pass that through to share holders.”
TNP’s investment on the distressed side will be very focused, said Thompson, adding, “We’ve had a lot of experience in value-add retail properties, so we’re always looking for those unique opportunities.” In its prospectus, TNP described the value-add opportunities it would consider as “properties with moderate vacancies or near-term lease rollovers; poorly managed and positioned properties; properties owned by distressed sellers; and build-to-suit properties.”
In the prospectus, TNP stated, “Given the recent downturn in the real estate market, we believe there is an opportunity to purchase retail properties at historically low prices, thereby increasing our ability to realize greater appreciation on the ultimate dispositions of the properties.” Thompson told CoStar that the company is seeing grocery-anchored neighborhood centers trade at 9%+ capitalization rates, “which we haven’t seen since the late-’90s, so we think we’re right on spot as far as the opportunity to buy western U.S. retail right before the recovery,” he said.
But how many of these low-priced, core opportunities is Thompson really seeing on the market?
“We’re not seeing as much today as we will in the next three to six months. We’re seeing centers built in the last five years that maybe have debt coming due and they can’t get the same amount of debt, or leases that were being done at $3 per square foot are rolling into renewals at $2.25 to $2.50 per square foot, for example. We are seeing more and more very high quality, well located, newer centers that are coming under stress and over the next 12 months we’ll see more and more of that,” said Thompson.
Thompson said TNP Strategic Retail is expecting to close on its first retail property within the next 60 to 90 days.
NRDC Converting to Retail REIT
Thompson National Properties isn’t the only company that thinks now is the right time to move forward as a retail REIT.
On Monday, NRDC Acquisition Corp., a public investment vehicle already traded on the New York Stock Exchange under the symbol “NAQ”, announced plans to qualify as a REIT through an agreement with its sponsor, NRDC Capital Management.
Both NRDC companies are related to Purchase, NY-based National Realty Development Corporation, which has a 22 million-square-foot portfolio of shopping centers, office buildings and residential communities across 20 states. NRDC Equity Corp. is the company that acquired Lord & Taylor, as well as now-liquidated fine jewelry and home goods retailer, Fortunoff.
As a REIT, NRDC Acquisition plans to invest in and manage a portfolio of “necessity-based” retail

CONTINUED: Thompson National Properties and NRDC Moving Forward as Retail REITs
properties — primarily grocery and drug store-anchored community and neighborhood shopping centers. However, the REIT may also consider investing in power centers, regional malls, lifestyle centers and single-tenant retail locations, that are leased to national, regional and local tenants.
Stuart Tanz, who will serve as CEO of the REIT commented on this core strategy, “necessity-based retail properties will fare better than other types of retail real estate as consumers will continue to spend on necessity items while cutting back on luxury and other non-essential purchases.”
Richard A. Baker, who will serve as executive chairman of the REIT, echoed Thompson’s sentiment that opportunities to acquire quality retail properties are coming available at good pricing due to today’s market environment. “Our perception is that in the current capital constrained environment, many retail property owners are severely limited in their ability to repay upcoming debt maturities and to deploy capital needed for tenant improvements and other non-recurring capital expenditures, which is restricting their ability to retain existing and attract new tenants. We believe that the current market environment presents an extraordinary opportunity to acquire retail properties at compelling yields and at values substantially below their replacement cost.”
NRDC Acquisition filed its initial registration statement with the SEC in July 2007 and less than three months later, received approval to move forward as a public company. On October 23, 2007, NRDC Acquisition completed its I.P.O. of 41.4 million shares of common stock and warrants, sold at $10 per unit, which generated $414 million in gross proceeds.
Initially, NRDC Acquisition was formed to acquire operating businesses through a merger, capital stock exchange, stock purchase, asset acquisition or similar business combination without any focus on any sector or line of business. However, according to NRDC Acquisition’s Aug. 5 quarterly report, through June 30, the company’s efforts had been limited to organizational activities and activities relating to its IPO —it had neither engaged in any operations nor generated any revenues. So with this latest announcement, NRDC Acquisition’s purpose has obviously changed to become focused as a retail REIT.
NRDC Acquisition expects to complete its agreement with NRDC Capital Management by Oct. 23 and will become a REIT known as Retail Opportunity Investments Corp (ROIC).
If this occurs as scheduled, both TNP and NRDC will be in the market for quality neighborhood retail centers with hundreds of millions of capital to spend.
In related news...
On June 30, Century City, CA-based real estate investment company Colony Capital filed an initial registration statement with the SEC for the IPO of Colony Financial Inc., a financial REIT the company expects will be listed on the New York Stock Exchange by the end of this year.
Colony Capital said Colony Financial will “acquire, originate and manage a diversified portfolio of real estate-related debt instruments” with its primary initial focus being on the acquisition, origination and management of commercial real estate mortgage loans and other real estate-related debt investments. Like TNP Strategic Retail, Colony Financial will also target mezzanine, bridge, real estate-owned (REO), debtor-in-possession and loan-to-own debt investments.
Colony has yet to disclose the number of shares it will issue in the IPO or the target price per share and the company has not made any investments as of the date of its latest filing on Aug. 5.
TNP Strategic Retail Trust has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus included in that registration statement and other documents TNP Strategic Retail Trust has filed with the SEC for more complete information about TNP Strategic Retail Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, TNP Strategic Retail Trust, the dealer manager or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-877-982-7846.